EXHIBIT 99.1

HSBC FINANCE CORPORATION AND SUBSIDIARIES
DEBT AND PREFERRED STOCK SECURITIES RATINGS

	Standard &	Moody’s
	Poor’s	Investors
	Corporation	Service	Fitch, Inc.

As of December 31, 2008
HSBC Finance Corporation
Senior debt	AA−	Aa3	AA−
Senior subordinated debt	A+	A2	A+
Commercial paper	A-1+	P-1	F-1+
Series B preferred stock	A-2	A2	A+